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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Estimated average ...
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 04 2002

SEC FILE NUMBER
8- 29222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FV

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.H. Investment Corporation, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15760 Ventura Blvd., Suite 1732
(No. and Street)

Encino,	California	91436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wm. Cliffron Bingham — 818-789-8781
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260	Los Angeles,	California	90064
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wm. Clifford Bingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.H. Investment Corporation, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

C.F.O. / Partner

Title

Notary Public


MARTHA M. TALAMANTEZ
Commission # 1321061
Notary Public - California
Los Angeles County
My Comm. Expires Sep 16, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of con-solidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On February 28, 2002 before me, Martha M. Talamantez, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared William Clifton Bingham,
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.


MARTHA M. TALAMANTEZ
Commission # 1321061
Notary Public - California
Los Angeles County
My Comm. Expires Sep 16, 2005

WITNESS my hand and official seal.

Martha M. Talamantez
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer

Signer's Name: ____________

☐ Individual
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

R H INVESTMENT CORPORATION, INC.
15760 VENTURA BLVD., #1732
ENCINO, CALIFORNIA 91436

CONTENTS

PART I

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
R H Investment Corporation, Inc.
Encino, California

I have audited the accompanying statement of financial condition of R H Investment Corporation, Inc. as of December 31, 2001 and related statements of income, changes in shareholders' equity and cash flows for the year then ended.

These financial statements are the responsibility of R H Investment Corporation, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of R H Investment Corporation, Inc. as of December 31, 2001 and the results of its operations, cash flows and shareholders' equity for the year then ended in conformity with generally accepted accounting principles.

The schedules of calculation of net capital and aggregate indebtedness, reconciliation of computation of net capital, and schedule changes in loans subordinated to the claims of creditors included in this report, although not considered necessary for a fair representation of financial position, are presented in order to conform to requirements of the Securities and Exchange Commission. This supplemental information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, C.P.A.

Los Angeles, California
February 1, 2002

PHONE (310) 815-8380 FAX (310) 815-83[illegible] CELL PHONE (310) 435-0748 E-MAIL ETRACTENBERG@EARTHLINK.NET

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		
Checking	$ 28,650	
Clearing brokers	558,465	$ 587,116
Interest receivable from clearing broker		50,758
Securities inventory		2,429,977
Other receivable		30,295
Note receivable		100,000
Investment in securities		5,121
Rent deposit		17,415
TOTAL ASSETS		$ 3,220,681

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses		$ 7,786
Accrued commissions		0
Loans payable - securities inventory		2,519,775
Sub-lease deposit		5,618
		2,533,179
Liabilities subordinated to claims of general creditors		135,000
Commitments.		
SHAREHOLDERS' EQUITY		
Common stock ($10 par value, 500,000 shares authorized, 115,500 shares issued and outstanding)	$ 1,155,500	
Paid-in capital	25,682	
Retained earnings (deficit)	(628,679)	552,503
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 3,220,681

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Trading income	$ 1,530,874
Interest	182,813
Other income	56,598
TOTAL REVENUES	1,770,283
EXPENSES	
Clearing broker expenses	147,361
Consulting	3,200
Interest expense	244,887
Rents	104,912
Salaries and related expenses	1,109,859
All other expenses	316,210
TOTAL EXPENSES	1,926,428
INCOME BEFORE TAX PROVISION	(156,145)
INCOME TAX PROVISION	800
NET INCOME	$ (156,945)

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	109,350	$ 1,093,500	$ 25,682	$ (271,572)	$ 847,610
Dividends paid				(200,162)	(200,162)
Capital contribution	6,200	62,000			62,000
Net Loss				(156,945)	(156,945)
Balance, December 31, 2001	115,550	$ 1,155,500	$ 25,682	$ (628,679)	$ 552,503

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net income	$ (156,945)
Changes in operating assets and liabilities:	
Interest receivable from clearing broker	21,505
Other receivable	(30,295)
Securities inventory	942,358
Rent deposit	(4,711)
Rent deposit	10,075
Accounts payable and accrued expenses	(54,813)
Accrued commissions	(20,641)
Note payable	0
Loans payable - inventory	(924,824)
Sub-lease deposit	(5,619)
Net cash provided (used) in operating activities	(223,909)
Cash Flows from Investing Activities:	
Investment in securities	(1,821)
Cash Flows for Investing Activities	(1,821)
Cash Flows from Financing Activities	
Subordinated loan	35,000
Stock issued	62,000
Dividends paid	(200,162)
Cash Flows for financing activities	(103,162)
Net increase in cash	(328,893)
Cash at beginning of year	916,008
Cash at end of year	$ 587,116

Supplemental Cash Flow Information:	
Cash paid for interest	$ 244,887
Cash paid for taxes	$ 800

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
DECEMBER 31, 2001
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Organization

R H Investments Corporation, Inc. (The Company), was incorporated in California and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

Heretofore the Company was a state and municipal bond dealer. In 1997 the Company opened a general securities office. Presently, the Company has three offices: Encino California (Bond Dealer) and two offices in Century City, California (one for retail and one for mercantile).

Securities Inventory

Securities inventory is valued at market which approximates cost.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis, generally the third business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than the transaction date is not significant.

Provision for Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 - Commitments

The future minimum annual aggregate lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follow:

Year ending December 31,	Amount
2002	$ 169,303
2003	115,226
2004	107,501
2005	26,875
	$ 418,905

The company leases two properties, one is subleased. Rental expense for the year was $104,912.

Note 4 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DRAFT 02/26/2002

R H INVESTMENTS CORPORATION, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL		
Total ownership equity		$ 552,503
Plus: Subordinated debt		135,000
Less: Nonallowable assets		
Other receivable	$ 30,295	
Investment in securities	5,121	
Rent deposit	17,415	(52,831)
Less: Haircuts on securities positions		
Securities inventory	127,944	
Mark to market	266,330	(394,274)
NET CAPITAL		$ 240,398
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		894
Minimum dollar net capital required		100,000
Net Capital required (greater of above amounts)		100,000
EXCESS CAPITAL		140,398
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 2,533,179
Less short positions payable		(2,519,775)
Aggregate indebtedness		13,404
Percentage of aggregate indebtedness to net capital		6%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 240,395
VARIANCE	
Rounding	3
	$ 240,398

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2001

	Balance Dec. 31, 2000	Additions	Deletions	Balance Dec. 31, 2001
Andrew L. and Janet H. Byrnes, Jr. 12% interest, $1,000 payable monthly principal due October 1, 2002	$ 100,000	$ 0	$ 0	$ 100,000
Myron Strober and Muriel Strober 12% interest, $350 payable monthly, principal due May 31, 2002		35,000		35,000
Total	$ 100,000	$ 35,000	$ 0	$ 135,000

See Accompanying Notes to Financial Statements

PART II

R H INVESTMENT CORPORATION, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
R H Investment Corporation, Inc.
Encino, California

In planning and performing my audit of the financial statements of R H Investment Corporation, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

[illegible] CA 90230
PHONE (310) 815-8380 [illegible] EARTHLINK.NET

Board of Directors
R H Investment Corporation, Inc.
Encino, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Elizabeth Tractenberg, CPA
Beverly Hills, California
January 26, 2001